NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF'S LETTER
DATED JUNE 9, 2017
This Memorandum sets forth the response of National Instruments Corporation (the "Company") to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in the Staff's letter dated June 9, 2017.
This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff's comments in bold typeface before each of its responses.
SEC Comment 1
Form 10-K for the year ended December 31, 2016
Note 9. Income Taxes, page F-23
You state that your valuation allowance relates primarily to your ability to realize certain foreign net operating loss (NOL) carryforwards. Please tell us the factors considered when determining that a valuation allowance is necessary in light of your historical pre-tax foreign income, and provide the specific foreign jurisdictions that are impacting your analysis. Also, please explain what contributed to the decrease in the valuation from fiscal 2015 to 2016. To the extent that the decrease relates to the use of NOL carryforwards, please tell us how you determined that it is more likely than not that your NOLs will not be realized. Refer to ASC 740-10-30-17.

Response to SEC Comment 1

In response to the Staff's comment, we advise the Staff that we considered the following factors as required by ASC 740-10-30-17 and ASC 740-10-30-18 for each legal entity and the relevant taxing jurisdiction when determining that a valuation allowance was necessary:

•	future reversals of existing taxable temporary differences,
•	expected future taxable income exclusive of reversing temporary differences and carryforwards, and
•	tax planning strategies that would generate future taxable income of the appropriate character in the appropriate periods.

The specific foreign jurisdictions impacting our analysis were Germany, Hungary, and Malaysia, and are discussed in more detail below.

Germany

We recorded a valuation allowance of $65,000 against the gross deferred asset related to the NOL generated by Data Translation GmbH ("DATX"), our wholly owned subsidiary in Germany.  DATX has reported taxable losses in the three previous years.  As of December 31, 2016, DATX had no taxable temporary differences.  Given DATX's history of losses and in the absence of available tax planning strategies that would generate future taxable income, we believe it is more likely than not that the tax benefit related to this NOL carryforward will not be realized.

Hungary

As of December 31, 2016, NI Hungary Kft had a gross deferred tax asset of $61.2 million, of which $60.5 million was related to NOL carryforwards.  We provided a full valuation allowance against these assets at December 31, 2016.  Pursuant to a binding ruling issued by the Hungarian Finance Minister in December 2009, NI Hungary is entitled to an additional deduction against its tax base for payments made to NI for the rights to use in its own operations the results of certain qualifying research and development ("R&D") performed by NI.  This ruling is effective from January 1, 2010.  Based on our analysis of the R&D activities performed by NI during 2016 and prior years, we expect 90% of the royalty paid to NI to qualify for the enhanced deduction.  While NI Hungary is expected to have a positive tax base before the enhanced R&D deduction in 2016 and future years, the additional deduction for R&D is expected to offset 100% of NI Hungary's tax base before the deduction.  Therefore, we believe it is more likely than not that the tax benefit related to NI Hungary's NOL carryforwards will not be realized.
Malaysia

NI Malaysia Sdn. Bhd. incurred a NOL in 2012 prior to beginning full production at its manufacturing facility in Penang.  The gross deferred tax asset related to the NOL carryforward is $359,000.  NI Malaysia benefits from a fifteen-year tax holiday with effect from January 1, 2013.  The NOL incurred prior to the commencement of the tax holiday period cannot be used to offset income earned during the periods for which NI Malaysia benefits from the tax holiday.  Because the NOL will not be used for at least ten years following 2016, we believe it is more likely than not that the tax benefit related to NI Malaysia's NOL carryforward will not be realized.

Items contributing to the decrease in the valuation allowance from fiscal 2015 to 2016

The decrease in the valuation allowance from 2015 to 2016 is primarily due to the revaluation of NI Hungary's gross deferred tax asset following the reduction in the Hungarian corporate income tax rate from 19% to 9% which was enacted in December 2016 with effect from January 1, 2017.  An analysis of the change in the valuation allowance from December 31, 2015 to December 31, 2016 is as follows:

(in millions)
Valuation allowance at December 31, 2015	$101.8
Increase in NI Hungary deductible temporary differences	27.6
Revaluation of NI Hungary gross deferred tax asset	(68.0)
Utilization of AWR-APLAC Oy NOL carryforward	(0.1)
NI Malaysia NOL not previously reported	0.4
Valuation allowance at December 31, 2016	$61.7

Portion of the decrease relating to the use of NOL carryforwards

$131,000 of the decrease in the valuation allowance from 2015 to 2016 relates to the full use of a NOL carryforward by AWR-APLAC Oy, our wholly owned subsidiary in Finland.  The remaining NOL carryforwards for DATX, NI Hungary, and NI Malaysia, for which we have provided valuation allowances, are more likely than not to not be realized for the reasons explained previously.

SEC Comment 2
Please explain further the following as it relates to your discussion of NI Hungary's deferred tax assets:
•	Tell us the amount of deferred tax asset and related valuation allowance at December 31, 2016 and 2015, and where such assets are reflected in the table on page F-24.
•	Clarify whether the deferred tax asset relates to the 2003 restructuring of your manufacturing operations in Hungary.
•
To the extent this relates to the 2003 restructuring, please explain the remaining deferred tax asset balance. In this regard, it appears from prior correspondence the goodwill generated from such transaction was amortizable over a 10-year period for Hungarian tax purposes.

•	Explain further how the January 2010 tax ruling impacts your ability to realize any remaining deferred tax asset related to your Hungary operations, which appear to be generating pre-tax income.

Response to SEC Comment 2

In response to the Staff's comment, we note the following with respect to NI Hungary's deferred tax assets:

•
The amount of the gross deferred tax assets at December 31, 2016 and 2015 were $61.2 million and $103.9 million, respectively.  The amount of the related valuation allowances at December 31, 2016 and 2015 were $61.2 million and $101.7 million, respectively.  These assets are reflected in the following lines and in the following amounts in the table on page F-24 of our Form 10-K.

	December 31
(in thousands)	2016	2015
Depreciation and amortization	$316	-
Operating loss carryforwards	60,549	103,925
Vacation and other accruals	27	-
Inventory valuation and warranty provisions	293	-
Other	60	-
Gross deferred tax assets included in the table on page F-24	$61,245	103,925
Related valuation allowance	$(61,245)	(101,695)
•	The deferred tax assets at December 31, 2016 and 2015 do not relate to the 2003 restructuring.
•	The goodwill generated from the 2003 restructuring was fully amortized as of December 31, 2014 and as such, there is no related deferred tax asset balance after that date.
•
As explained above, the January 2010 ruling issued by the Hungarian Finance Minister enables NI Hungary to deduct against its tax base payments made to NI for the rights to use in its own operations the results of certain qualifying R&D performed by NI.  Based on our analysis of the R&D activities performed by NI during 2016 and prior years, we expect 90% of the royalty paid to NI to qualify for the enhanced deduction.  While NI Hungary is generating pre-tax income before the enhanced R&D deduction, the additional deduction is expected to offset 100% of NI Hungary's tax base before the deduction.  Therefore, we do not expect to realize any remaining deferred tax assets related to our Hungary operations.

SEC Comment 3

Please disclose the per share effects of the Malaysian tax holiday pursuant to SAB Topic 11.C.

Response to SEC Comment 3

We respectfully advise the Staff that the effects of the Malaysian tax holiday on basic and diluted earnings per share were $0.03, $0.03, and $0.01 for the years ended December 31, 2016, 2015, and 2014, respectively. In response to the Staff's comment, we will, in future Form 10-Q and Form 10-K filings, disclose the per share effects as part of our existing disclosure on the aggregate dollar benefit and the factual circumstances of the Malaysian tax holiday.

National Instruments Corporation

By: /s/ Karen Rapp

Karen Rapp,

Chief Financial Officer